UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                               (Amendment No. __ )

                            OSI Pharmaceuticals, Inc.
                            -------------------------
                                (Name of Issuer)

                                  Common Stock
                                  ------------
                         (Title of Class of Securities)

                                    671040103
                                    ---------
                                 (CUSIP Number)

                                 April 26, 2004
                                 --------------
             (Date of Event Which Requires Filing of this Statement)

                   Check the appropriate box to designate the
                 rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------                                          -----------------
CUSIP No.  671040103                  13G                      Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Duquesne Capital Management, L.L.C.
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       Pennsylvania
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       680,000
  OWNED BY
              ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   680,000

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                          -----------------
CUSIP No.  671040103                  13G                      Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Stanley F. Druckenmiller
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]

                                                                         (b) [X]

--------------------------------------------------------------------------------
3      SEC USE ONLY
--------------------------------------------------------------------------------
4      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
--------------------------------------------------------------------------------
              5    SOLE VOTING POWER

                   0
              ------------------------------------------------------------------
  NUMBER OF   6    SHARED VOTING POWER
   SHARES
BENEFICIALLY       680,000
  OWNED BY
              ------------------------------------------------------------------
    EACH      7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON          0
    WITH
              ------------------------------------------------------------------
              8    SHARED DISPOSITIVE POWER

                   680,000

--------------------------------------------------------------------------------
9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       680,000
--------------------------------------------------------------------------------
10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

       N/A
--------------------------------------------------------------------------------
11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.7%
--------------------------------------------------------------------------------
12     TYPE OF REPORTING PERSON*

       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

This statement on Schedule 13G is filed with respect to the Common Stock (as defined in Item 2(d) below) of OSI Pharmaceuticals, Inc., a Delaware corporation, to report beneficial ownership of the Common Stock in excess of 5% of the total amount outstanding and a subsequent decrease in beneficial ownership below this threshold. The 5% beneficial ownership threshold was reached on April 26, 2004 with a total beneficial ownership of 2,010,000 shares of Common Stock constituting approximately 5.2% of the total shares outstanding. On April 28, 2004 the beneficial ownership amount fell below the 5% level.

Item 1(a):          Name of Issuer:
----------          ---------------

     The name of the issuer is OSI Pharmaceuticals, Inc. (the "Company").

Item 1(b):          Address of Issuer's Principal Executive Offices:
----------          ------------------------------------------------

     The Company's principal executive office is located at 58 South Service Road, Suite 110, Melville, NY 11747.

Item 2(a):          Name of Person Filing:
----------          ----------------------

     This Schedule 13G (this "Schedule 13G") with respect to the Common Stock of the Company is filed by:

     1. Duquesne Capital Management, L.L.C., a Pennsylvania limited liability company ("Duquesne Capital"), which serves as the investment manager to Duquesne Fund, L.P., a Delaware limited partnership (the "Duquesne Fund"), No Margin Fund, L.P., a Delaware limited partnership (the "No Margin Fund"), Windmill Master Fund L.P., a Cayman Islands Exempted Limited Partnership (the "Windmill Fund") and Steeler Fund, Ltd., a Cayman Islands exempted limited liability company (together with the Duquesne Fund, the No Margin Fund and the Windmill Fund, the "Funds"), with respect to shares of Common Stock directly beneficially owned by the Funds (the "Shares"); and

     2. Mr. Stanley F. Druckenmiller ("Mr. Druckenmiller"), who serves as the managing member of Duquesne Capital, with respect to the Shares. Mr. Druckenmiller also serves as the managing member of Duquesne Holdings, LLC, a limited liability company organized under the laws of Anguilla, British West Indies ("Duquesne Holdings"), which acts as general partner to the Duquesne Fund, the No Margin Fund and the Windmill Fund, and which has the power to replace Duquesne Capital as investment manager of Duquesne Fund, the No Margin Fund and the Windmill Fund within 60 days or less.

     Duquesne Capital may be deemed to beneficially own the Shares by virtue of its position as investment manager of the Funds. Mr. Druckenmiller may be deemed to beneficially own the Shares by virtue of his position as managing member of Duquesne Capital, and as managing member of Duquesne Holdings. Duquesne Capital and Mr. Druckenmiller are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b):          Address of Principal Business Office or, if None, Residence:
----------          ------------------------------------------------------------

     The address of the principal business office of Duquesne Capital and Mr. Druckenmiller is 40 West 57th Street, 25th Floor, New York, New York 10019.

Item 2(c):          Citizenship:
----------          ------------

     Duquesne Capital is organized under the laws of the Commonwealth of Pennsylvania. Mr. Druckenmiller is a citizen of the United States of America.

Item 2(d):          Title of Class of Securities:
----------          -----------------------------

     Common Stock, $.01 par value ("Common Stock")

Item 2(e):          CUSIP Number:
----------          -------------

     6714040103

Item 3:             If this statement is filed pursuant to Rules 13d-1(b) or
-------             --------------------------------------------------------
                    13d-2(b) or (c), check whether the person filing is a:
                    ------------------------------------------------------

     (a)  [ ]  Broker or dealer registered under Section 15 of the Act,
     (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,
     (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the Act,
     (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,
     (e)  [ ]  Investment Adviser in accordance with Rule 13d-1 (b)(1)(ii)(E),
     (f)  [ ]  Employee Benefit Plan or Endowment Fund in accordance with 13d-1
               (b)(1)(ii)(F),
     (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),
     (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
     (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
     (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4:             Ownership:
-------             ----------

     A.   Duquesne Capital
          ----------------

     (a) Amount beneficially owned: 680,000. This amount represents 380,000 shares of Common Stock held by the Funds and 300,000 shares of Common Stock issuable upon exercise of options held by the Funds (the "Options").
     (b) Percent of class: 1.7%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon a total of 39,278,070 shares of Common Stock outstanding, equal to the sum of (i) the 38,978,070 shares of Common Stock issued and outstanding as of January 31, 2004, as reflected in the Company's Report on Form 10-Q for the quarter ended December 31, 2003 and (ii) the 300,000 shares issuable upon exercise of the Options.
     (c) Number of shares as to which such person has:
          (i)   Sole power to vote or direct the vote: -0-
          (ii)  Shared power to vote or direct the vote: 680,000
          (iii) Sole power to dispose or direct the disposition: -0-
          (iv)  Shared power to dispose or direct the disposition: 680,000

     B.   Mr. Druckenmiller
          -----------------

     (a) Amount beneficially owned: 680,000

     (b) Percent of class: 1.7%.

     (c) Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote: -0-

          (ii)  Shared power to vote or direct the vote: 680,000

          (iii) Sole power to dispose or direct the disposition: -0-

          (iv)   Shared power to dispose or direct the disposition: 680,000

Item 5:             Ownership of Five Percent or Less of a Class:
-------             ---------------------------------------------

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]

Item 6:             Ownership of More than Five Percent on Behalf of Another
-------             --------------------------------------------------------
                    Person:
                    -------

     Other than as set forth herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported in this Schedule 13G.

Item 7:             Identification and Classification of the Subsidiary Which
-------             ---------------------------------------------------------
                    Acquired the Security Being Reported on by the Parent
                    -----------------------------------------------------
                    Holding Company:
                    ----------------

     Not applicable.

Item 8:             Identification and Classification of Members of the Group:
-------             ----------------------------------------------------------

     Not applicable.

Item 9:             Notice of Dissolution of Group:
-------             -------------------------------

     Not applicable.

Item 12:            Certification:
--------            --------------

     Each Reporting Person hereby makes the following certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: May 6, 2004


                                        DUQUESNE CAPITAL MANAGEMENT, L.L.C.

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Managing Director


                                        STANLEY F. DRUCKENMILLER

                                        By: /s/ Gerald Kerner
                                            ------------------------------
                                            Name:  Gerald Kerner
                                            Title: Attorney-in-Fact








   [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO OSI PHARMACEUTICALS, INC.]

                                  EXHIBIT INDEX
                                  -------------

Exhibit 99.1: Joint Filing Agreement, by and among Duquesne Capital Management, L.L.C. and Stanley F. Druckenmiller, dated May 6, 2004.

Exhibit 99.2: Power of Attorney granted by Mr. Stanley F. Druckenmiller in favor of Gerald Kerner and Joseph W. Haleski, dated April 24, 2002.